EXHIBIT 12.1



               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
               OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
               FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 2000
                            (In Millions of Dollars)

                                                                            Years Ended December 31,
                                                            -------------------------------------------------

                                                               2000       1999        1998      1997     1996
                                                               ----       ----        ----      ----     ----

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-98...................     $4,457     $1,955     $  892    $3,514    $3,450
Dividends from less than 50% owned companies
   more or (less) than equity in net income..............        145        189         --       (11)       (4)
Minority interest in net income..........................        125         83         56        68        72
Previously capitalized interest charged to
   income during the period..............................         22         14         22        25        27
                                                              ------     ------     ------    ------    ------
        Total earnings...................................      4,749      2,241        970     3,596     3,545
                                                              ------     ------     ------    ------    ------

Fixed charges:
   Items charged to income:
     Interest charges....................................        561        587        664       528       551
     Interest factor attributable to operating
          lease rentals..................................         82         90        120       112       129
                                                              ------     ------     ------    ------    ------
        Total items charged to income....................        643        677        784       640       680

   Preferred stock dividends of subsidiaries
         guaranteed by Texaco Inc........................         50         55         33        33        35
   Interest capitalized..................................         76         28         26        27        16
   Interest on ESOP debt guaranteed by Texaco Inc........         --         --          3         7        10
                                                              ------     ------     ------    ------    ------
        Total fixed charges..............................        769        760        846       707       741
                                                              ------     ------     ------    ------    ------

Earnings available for payment of fixed charges..........     $5,392     $2,918     $1,754    $4,236    $4,225
   (Total earnings + Total items charged to income)           ======     ======     ======    ======    ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis...........................       7.01       3.84       2.07      5.99      5.70
                                                              ======     ======     ======    ======    ======
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